SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment # __2___)



                              Occam Networks, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   67457P101
                                 (CUSIP Number)

                                  Hilary Strain
                       One Embarcadero Center, Suite 4050
                             San Francisco, CA 94111
                                 (415) 362-4022
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 23, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.






                        (Continued on following page(s))

CUSIP No. 67457P101                                              13D                                     Page 2 of 14 Pages
---------------------------------------------------------------------------------------------------------------------------
(1)   Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

      Alta Partners II, Inc.
---------------------------------------------------------------------------------------------------------------------------
(2)   Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                        (b) X
---------------------------------------------------------------------------------------------------------------------------
(3)   SEC Use Only

---------------------------------------------------------------------------------------------------------------------------
(4)   Source Of Funds*

      WC
---------------------------------------------------------------------------------------------------------------------------
(5)   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)

---------------------------------------------------------------------------------------------------------------------------
(6)   Citizenship Or Place Of Organization

      California
---------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power                 -0-
Beneficially Owned
By Each Reporting                                             -------------------------------------------------------------
Person With                                                   (8)      Shared Voting Power               75,163,636

                                                              -------------------------------------------------------------
                                                              (9)      Sole Dispositive Power            -0-

                                                              -------------------------------------------------------------
                                                              (10)     Shared Dispositive Power          75,163,636

---------------------------------------------------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned By Each Reporting Person

      75,163,636 1
---------------------------------------------------------------------------------------------------------------------------
(12)  Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

---------------------------------------------------------------------------------------------------------------------------
(13)  Percent Of Class Represented By Amount In Row (11)

      21.86%
---------------------------------------------------------------------------------------------------------------------------
(14)  Type Of Reporting Person

      IA
---------------------------------------------------------------------------------------------------------------------------
                                        *SEE INSTRUCTION BEFORE FILLING OUT!

----------
1    Includes  54,545,454  shares  of Common  Stock  issuable  upon  conversion  of  600,000  shares of Series  A-2
     Convertible  Preferred Stock and 20,618,182  shares of Common Stock issuable upon conversion of 226,800 shares of Series A-2 Convertible Preferred Stock subject to outstanding warrants. See Item 2.


CUSIP No. 67457P101                                              13D                                     Page 3 of 14 Pages
---------------------------------------------------------------------------------------------------------------------------
(1)   Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

      Alta California Partners III, L.P.
---------------------------------------------------------------------------------------------------------------------------
(2)   Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                        (b)  X

---------------------------------------------------------------------------------------------------------------------------
(3)   SEC Use Only


---------------------------------------------------------------------------------------------------------------------------
(4)   Source Of Funds*

       WC
---------------------------------------------------------------------------------------------------------------------------
(5)   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)


---------------------------------------------------------------------------------------------------------------------------
(6)   Citizenship Or Place Of Organization

      Delaware
---------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power                 -0-
Beneficially Owned
By Each Reporting                                             -------------------------------------------------------------
Person With                                                   (8)      Shared Voting Power               75,163,636

                                                              -------------------------------------------------------------
                                                              (9)      Sole Dispositive Power            -0-

                                                              -------------------------------------------------------------
                                                              (10)     Shared Dispositive Power          75,163,636

---------------------------------------------------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned By Each Reporting Person

      75,163,636 2
---------------------------------------------------------------------------------------------------------------------------
(12)  Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


---------------------------------------------------------------------------------------------------------------------------
(13)  Percent Of Class Represented By Amount In Row (11)

      21.86%
---------------------------------------------------------------------------------------------------------------------------
(14)  Type Of Reporting Person

      PN
---------------------------------------------------------------------------------------------------------------------------
                                        *SEE INSTRUCTION BEFORE FILLING OUT!

----------
2    Includes  54,545,454  shares  of Common  Stock  issuable  upon  conversion  of  600,000  shares of Series  A-2
     Convertible  Preferred Stock and 20,618,182  shares of Common Stock issuable upon conversion of 226,800 shares of Series A-2 Convertible Preferred Stock subject to outstanding warrants. See Item 2.


CUSIP No. 67457P101                                              13D                                     Page 4 of 14 Pages
---------------------------------------------------------------------------------------------------------------------------
(1)   Names of  Reporting  Persons.  SS or I.R.S.  Identification  Nos. of Above Persons

      Alta Embarcadero Partners III, LLC
---------------------------------------------------------------------------------------------------------------------------
(2)   Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                        (b) X
---------------------------------------------------------------------------------------------------------------------------
(3)   SEC Use Only

---------------------------------------------------------------------------------------------------------------------------
(4)   Source Of Funds*

      WC
---------------------------------------------------------------------------------------------------------------------------
(5)   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)

---------------------------------------------------------------------------------------------------------------------------
(6)   Citizenship Or Place Of Organization

      California
---------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power                 -0-
Beneficially Owned
By Each Reporting                                             -------------------------------------------------------------
Person With                                                   (8)      Shared Voting Power               75,163,636

                                                              -------------------------------------------------------------
                                                              (9)      Sole Dispositive Power            -0-

                                                              -------------------------------------------------------------
                                                              (10)     Shared Dispositive Power          75,163,636

---------------------------------------------------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned By Each Reporting Person

      75,163,636 3
---------------------------------------------------------------------------------------------------------------------------
(12)  Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

---------------------------------------------------------------------------------------------------------------------------
(13)  Percent Of Class Represented By Amount In Row (11)

      21.86%
---------------------------------------------------------------------------------------------------------------------------
(14)  Type Of Reporting Person

      CO
---------------------------------------------------------------------------------------------------------------------------
                                        *SEE INSTRUCTION BEFORE FILLING OUT!

----------
3    Includes  54,545,454  shares  of Common  Stock  issuable  upon  conversion  of  600,000  shares of Series  A-2
     Convertible  Preferred Stock and 20,618,182  shares of Common Stock issuable upon conversion of 226,800 shares of Series A-2 Convertible Preferred Stock subject to outstanding warrants. See Item 2.

CUSIP No. 67457P101                                              13D                                     Page 5 of 14 Pages
---------------------------------------------------------------------------------------------------------------------------
(1)   Names of  Reporting  Persons.  SS or I.R.S.  Identification  Nos. of Above Persons

      Alta California Management Partners III, LLC
---------------------------------------------------------------------------------------------------------------------------
(2)   Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                        (b)  X
---------------------------------------------------------------------------------------------------------------------------
(3)   SEC Use Only

---------------------------------------------------------------------------------------------------------------------------
(4)   Source Of Funds*

      WC
---------------------------------------------------------------------------------------------------------------------------
(5)   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)

---------------------------------------------------------------------------------------------------------------------------
(6)   Citizenship Or Place Of Organization

      Delaware
---------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power                 -0-
Beneficially Owned
By Each Reporting                                             -------------------------------------------------------------
Person With                                                   (8)      Shared Voting Power               75,163,636

                                                              -------------------------------------------------------------
                                                              (9)      Sole Dispositive Power            -0-

                                                              -------------------------------------------------------------
                                                              (10)     Shared Dispositive Power          75,163,636

---------------------------------------------------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned By Each Reporting Person

      75,163,636 4
-------------------------------------------------------------------------------------------------------------------
(12)  Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

---------------------------------------------------------------------------------------------------------------------------
(13)  Percent Of Class Represented By Amount In Row (11)

      21.86%
---------------------------------------------------------------------------------------------------------------------------
(14)  Type Of Reporting Person

      CO
---------------------------------------------------------------------------------------------------------------------------
                                        *SEE INSTRUCTION BEFORE FILLING OUT!

----------
4    Includes  54,545,454  shares  of Common  Stock  issuable  upon  conversion  of  600,000  shares of Series  A-2
     Convertible  Preferred Stock and 20,618,182  shares of Common Stock issuable upon conversion of 226,800 shares of Series A-2 Convertible Preferred Stock subject to outstanding warrants. See Item 2.

CUSIP No. 67457P101                                              13D                                     Page 6 of 14 Pages
---------------------------------------------------------------------------------------------------------------------------
(1)   Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

      Garrett Gruener
---------------------------------------------------------------------------------------------------------------------------
(2)   Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                        (b) X

---------------------------------------------------------------------------------------------------------------------------
(3)   SEC Use Only


---------------------------------------------------------------------------------------------------------------------------
(4)   Source Of Funds*

      AF
---------------------------------------------------------------------------------------------------------------------------
(5)   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)

---------------------------------------------------------------------------------------------------------------------------
(6)   Citizenship Or Place Of Organization

      U.S.A.
---------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power                 -0-
Beneficially Owned
By Each Reporting                                             -------------------------------------------------------------
Person With                                                   (8)      Shared Voting Power               75,163,636

                                                              -------------------------------------------------------------
                                                              (9)      Sole Dispositive Power            -0-

                                                              -------------------------------------------------------------
                                                              (10)     Shared Dispositive Power          75,163,636

---------------------------------------------------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned By Each Reporting Person

      75,163,636 5
---------------------------------------------------------------------------------------------------------------------------
(12)  Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

---------------------------------------------------------------------------------------------------------------------------
(13)  Percent Of Class Represented By Amount In Row (11)

      21.86%
---------------------------------------------------------------------------------------------------------------------------
(14)  Type Of Reporting Person

      IN
---------------------------------------------------------------------------------------------------------------------------
                                        *SEE INSTRUCTION BEFORE FILLING OUT!

----------
5    Includes  54,545,454  shares  of Common  Stock  issuable  upon  conversion  of  600,000  shares of Series  A-2
     Convertible  Preferred Stock and 20,618,182  shares of Common Stock issuable upon conversion of 226,800 shares of Series A-2 Convertible Preferred Stock subject to outstanding warrants. See Item 2.

CUSIP No. 67457P101                                              13D                                     Page 7 of 14 Pages
---------------------------------------------------------------------------------------------------------------------------
(1)   Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

      Guy P. Nohra
---------------------------------------------------------------------------------------------------------------------------
(2)   Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                        (b) X

---------------------------------------------------------------------------------------------------------------------------
(3)   SEC Use Only

---------------------------------------------------------------------------------------------------------------------------
(4)   Source Of Funds*

      AF
---------------------------------------------------------------------------------------------------------------------------
(5)   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)


---------------------------------------------------------------------------------------------------------------------------
(6)   Citizenship Or Place Of Organization

      U.S.A.
---------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power                 -0-
Beneficially Owned
By Each Reporting                                             -------------------------------------------------------------
Person With                                                   (8)      Shared Voting Power               75,163,636

                                                              -------------------------------------------------------------
                                                              (9)      Sole Dispositive Power            -0-

                                                              -------------------------------------------------------------
                                                              (10)     Shared Dispositive Power          75,163,636

---------------------------------------------------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned By Each Reporting Person

      75,163,636 6
---------------------------------------------------------------------------------------------------------------------------
(12)  Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

---------------------------------------------------------------------------------------------------------------------------
(13)  Percent Of Class Represented By Amount In Row (11)

      21.86%
---------------------------------------------------------------------------------------------------------------------------
(14)  Type Of Reporting Person

      IN
---------------------------------------------------------------------------------------------------------------------------
                                        *SEE INSTRUCTION BEFORE FILLING OUT!

----------
6    Includes  54,545,454  shares  of Common  Stock  issuable  upon  conversion  of  600,000  shares of Series  A-2
     Convertible  Preferred Stock and 20,618,182  shares of Common Stock issuable upon conversion of 226,800 shares of Series A-2 Convertible Preferred Stock subject to outstanding warrants. See Item 2.

CUSIP No. 67457P101                                              13D                                     Page 8 of 14 Pages
---------------------------------------------------------------------------------------------------------------------------
(1)   Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

      Daniel Janney
---------------------------------------------------------------------------------------------------------------------------
(2)   Check The Appropriate Box If A Member Of A Group                                  (a)
                                                                                        (b) X
---------------------------------------------------------------------------------------------------------------------------
(3)   SEC Use Only

---------------------------------------------------------------------------------------------------------------------------
(4)   Source Of Funds*

      AF
---------------------------------------------------------------------------------------------------------------------------
(5)   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)

---------------------------------------------------------------------------------------------------------------------------
(6)   Citizenship Or Place Of Organization

      U.S.A.
---------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                              (7)      Sole Voting Power                 -0-
Beneficially Owned
By Each Reporting                                             -------------------------------------------------------------
Person With                                                   (8)      Shared Voting Power               75,163,636

                                                              -------------------------------------------------------------
                                                              (9)      Sole Dispositive Power            -0-

                                                              -------------------------------------------------------------
                                                              (10)     Shared Dispositive Power          75,163,636

---------------------------------------------------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned By Each Reporting Person

      75,163,636 7
---------------------------------------------------------------------------------------------------------------------------
(12)  Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

---------------------------------------------------------------------------------------------------------------------------
(13)  Percent Of Class Represented By Amount In Row (11)

      21.86%
---------------------------------------------------------------------------------------------------------------------------
(14)  Type Of Reporting Person

      IN
---------------------------------------------------------------------------------------------------------------------------
                                        *SEE INSTRUCTION BEFORE FILLING OUT!

----------
7    Includes  54,545,454  shares  of Common  Stock  issuable  upon  conversion  of  600,000  shares of Series  A-2
     Convertible  Preferred Stock and 20,618,182  shares of Common Stock issuable upon conversion of 226,800 shares of Series A-2 Convertible Preferred Stock subject to outstanding warrants. See Item 2.

Item 1.  Security and Issuer.

                  This statement relates to the Common Stock, par value $0.001 per share (the "Common Stock"), issuable upon conversion of the Series A-2 Convertible Preferred Stock (the "Series A-2 Stock"), of Occam Networks, Inc., a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 77 Robin Hill Road, Santa Barbara, CA 93117.

Item 2.  Identity and Background.

                  (a) This Statement is being filed by (i) Alta California Partners III, L.P., a Delaware limited partnership ("ACPIII"), by virtue of it being the record owner of 580,401 shares of Series A-2 Stock (convertible into 52,763,727 shares of Common Stock ) of the Issuer and warrants to purchase 219,391 shares of Series A-2 Stock (convertible into 19,944,636 shares of Common Stock); (ii) Alta Embarcadero Partners III, LLC, a California limited liability company ("AEPIII") by virtue of it being the record owner of 19,599 shares of Series A-2 Stock (convertible into 1,781,727 shares of Common Stock) of the Issuer and warrants to purchase 7,409 shares of Series A-2 Stock (convertible into 673,546 shares of Common Stock): (iii) Alta California Management Partners III, LLC, a Delaware limited liability company ("ACMPIII"), by virtue of being the sole general partner of ACPIII; (iv) Alta Partners II, Inc., a California corporation ("APII"), by virtue of being the management advisory company of ACPIII, AEPIII and ACMPIII; and (v) Garrett Gruener, Guy Nohra and Daniel Janney (collectively referred to as the "Managing Directors"), by virtue of being the managing directors of ACMPIII and officers or employees of APII. ACPIII, AEPIII, ACMPIII, APII, and the Managing Directors are sometimes hereinafter collectively referred to as the "Reporting Persons". By virtue of the relationships described above and their roles with APII, each of the Managing Directors may be deemed to control APII and ACMPIII, and therefore, may be deemed to possess indirect beneficial ownership of shares of Series A-2 Stock held by ACPIII and AEPIII. However, none of the Managing Directors, acting alone, has voting or investment power with respect to the shares of the Series A-2 Stock directly beneficially held by ACPIII and AEPIII and, as a result, the Managing Directors disclaim beneficial ownership of the shares of Series A-2 Stock directly beneficially owned by ACPIII and AEPIII, except to the extent of their pecuniary interest therein. AEPIII is a side company that makes all investments pro rata to the capital of ACPIII with all allocations made to its members based on paid-in capital. The Managing Directors, by virtue of being managing directors of ACPIII and the managers of AEPIII, are affiliates of APII.

                  (b)  The  principal  executive  offices  of  ACPIII,   AEPIII,
ACMPIII, APII, and the business address of each Managing Director, are located at One Embarcadero Center, Suite 4050, San Francisco, California 94111.

                  (c) APII provides investment advisory services to several venture capital firms, including ACPIII and AEPIII. ACPIII and AEPIII's principal business is acting as venture capital investment vehicles. ACMPIII's principal business is acting as managing director of ACPIII. Each of the Managing Directors' principal business is acting as a managing director of ACMPIII and as an officer or employee of APII.

                  (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                               Page 9 of 14 Pages

                  (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

                  (f) APII is a California corporation. ACPIII is a Delaware limited partnership. AEPIII is a California limited liability company. ACMPIII is a Delaware limited liability company. Each of the Managing Directors is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

                  On March 23, 2005 (the "Closing Date"), ACPIII and AEPIII entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with the Issuer pursuant to which ACPIII and AEPIII acquired, for an aggregate purchase price of $750,000.00, a total of 75,000 shares of Series A-2 Stock, (convertible into 6,818,182 shares of Common Stock).

                  The total amount of funds required by ACPIII to acquire the 72,550 shares of Series A-2 Stock (convertible into 6,595,455 shares of Common Stock) reported in Item 5(a) hereof was $725,500.00 and the total amount of funds required by Embarcadero LLC to acquire the 2,450 shares of Series A-2 Stock (convertible into 222,727 shares of Common Stock) reported in Item 5(a) hereof was $24,500.00. Such funds were provided by each entity's capital available for investment. No part of the purchase was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such securities. By virtue of the relationships described in Item 2: each of the Managing Directors of APII may be deemed to control APII and ACMPIII, and therefore, may be deemed to possess indirect beneficial ownership of shares of Series A-2 Stock held by ACPIII and AEPIII.


Item 4.  Purpose of Transaction.

                  ACPIII and AEPIII  acquired  the Series A-2 Stock  reported in
Item 5(a) for investment purposes only. Depending upon their evaluation of the Issuer's investments and prospects, and upon future developments (including, but not limited to, the market for the Issuer's securities, the effective yield, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Reporting Persons may from time to time purchase additional Issuer securities, dispose of all or a portion of the Issuer's securities that it holds, or cease buying or selling Issuer's securities. Any such additional purchases or sales of the Issuer's securities may be in open market or privately negotiated transactions or otherwise. Except as otherwise described herein or as expressly stated below, none of the Reporting Persons has any present plans, which relate to or would result in:


                               Page 10 of 14 Pages

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b)   An  extraordinary  corporate  transaction,   such  as  a
                        merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuers by any person;

                  (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                        Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j)   Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

                  (a) ACPIII is the record owner of 580,401 shares of Series A-2 Stock (convertible into 52,763,727 shares of Common Stock) of the Issuer, and warrants to purchase 219,391 shares of Series A-2 Stock (convertible into 19,944,636 shares of Common Stock) or approximately 21.15% of the outstanding shares of Common Stock of the Issuer. AEPIII is the record owner of 19,599 shares of Series A-2 Stock (convertible into 1,781,727 shares of Common Stock) of the Issuer or approximately 0.71% of the outstanding shares of Common Stock of the Issuer. The shares held of record by ACPIII an AEPIII are referred to herein collectively as the "Record Shares". By virtue of its relationship with ACPIII, ACMPIII may be deemed to own beneficially 580,401 shares of Series A-2 Stock (convertible into 52,763,727 shares of Common Stock), and warrants to purchase 219,391 shares of Series A-2 stock (convertible into 19,944,636 shares of Common Stock), or approximately 21.15% of the outstanding shares of Common Stock of the Issuer. By virtue of their affiliate relationships with ACPIII, AEPIII, ACMPIII and APII, each Managing Director may be deemed to own beneficially all of the Record Shares or approximately 21.86% of the outstanding shares of Common Stock of the Issuer. The Managing Directors expressly disclaim beneficial ownership of any shares of Series A-2 Stock of the Issuer beneficially owned by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.

The foregoing percentages are calculated based upon 268,619,559 shares of the Issuer's Common Stock reported to be outstanding as of March 24, 2005 in a Current Report on Form 10-K, filed by the Issuer with the Securities and Exchange Commission on March 31, 2005.


                               Page 11 of 14 Pages

                  (b) ACPIII has the power to direct the disposition of and vote 580,401 shares of Series A-2 Stock shares (convertible into 52,763,727 shares of Common Stock) and warrants to purchase 219,391 shares of Series A-2 Stock (convertible into 19,944,636 shares of Common Stock). AEPIII has the power to direct disposition of and vote 19,599 shares of Series A-2 Stock (convertible into 1,781,727 shares of Common Stock) and warrants to purchase 7,409 shares of Series A-2 Stock (convertible into 673,546 shares of Common Stock). By virtue of its relationships with ACPIII, AEPIII and ACMPIII may be deemed to have the power to direct the disposition of and vote 600,000 shares of Series A-2 Stock (convertible into 54,545,454 shares of Common Stock) and warrants to purchase 226,800 shares of Series A-2 (convertible into 20,618,182 shares of Common Stock). By virtue of their affiliate relationships with ACPIII, AEPIII, APII and each Managing Director may be deemed to have the power to direct the disposition of and vote the Record Shares.

                  (c) Except as set forth above, none of the Reporting Persons has effected any transactions in shares of the Issuer's Series A-2 Stock or Common Stock during the last 60 days.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Series A-2 Stock (and underlying shares of Common Stock) beneficially owned by any of the Reporting Persons.

                   (e) Not applicable.

Item 6.  Contracts,   Arrangements,   Understandings   or   Relationships   with
         Respect to Securities of the Issuer.

                  Pursuant to the terms of the Stock Purchase Agreement, Alta BioPharma and Embarcadero LLC are granted, subject to certain restrictions and limitations, certain shelf registration rights with respect to the shares of Common Stock (issuable upon conversion of the Series A-2 Stock) purchased by such entities.

                  The Stock Purchase Agreement is hereby incorporated in its entirety by this reference.

Item 7.  Material to be Filed as Exhibits.
         Exhibit A:  Joint Filing Statement.

         Exhibit B: Occam Networks, Inc. Amendment No. 1 to Series A-2 Preferred Stock Purchase Agreement dated January 7, 2005 (incorporated by reference to Exhibit 4.6 of the Current Report on Form 8-K filed by Occam Networks on January 13, 2005).


                               Page 12 of 14 Pages

Signature


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 4, 2005

Alta Partners II, Inc.

By:         /s/ /Jean Deleage
     ---------------------------------------------
         Jean Deleage, President

Alta California Partners III, L.P.
By Alta California Management Partners III, LLC

By: ______________________________________________
         Guy Nohra, Managing Director


Alta California Management Partners III, LLC


By: ______________________________________________
         Guy Nohra, Member

Alta Embarcadero Partners III, LLC


By: ______________________________________________
         Guy Nohra, Member


         /s/ Garrett Gruener
--------------------------------------------------
         Garrett Gruener


         /s/ Guy Nohra
--------------------------------------------------
         Guy Nohra


         /s/ Daniel Janney
--------------------------------------------------
         Daniel Janney

                                    EXHIBIT A

                             Joint Filing Statement

         We, the  undersigned,  hereby  express our agreement  that the attached
Schedule 13D is filed on behalf of each of us.

Date: April 4, 2005

Alta Partners II, Inc.

By:         /s/ /Jean Deleage
    ----------------------------------------------
         Jean Deleage, President

Alta California Partners III, L.P.
By Alta California Management Partners III, LLC

By: _______________________________________________
         Guy Nohra, Managing Director


Alta California Management Partners III, LLC


By: _______________________________________________
         Guy Nohra, Member

Alta Embarcadero Partners III, LLC


By: _______________________________________________
         Guy Nohra, Member


         /s/ Garrett Gruener
--------------------------------------------------
         Garrett Gruener


         /s/ Guy Nohra
--------------------------------------------------
         Guy Nohra


         /s/ Daniel Janney
--------------------------------------------------
         Daniel Janney

                               AMENDMENT NO. 1 TO
             FOURTH AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

         THIS AMENDMENT NO. 1 (this "Amendment") to that certain Fourth Amended and Restated Investors' Rights Agreement dated as of January 7, 2005 (the "Rights Agreement"), by and among Occam Networks, Inc., a Delaware corporation (the "Company"), and the Investors (as defined in the Rights Agreement) is entered into this ___ day of March, 2005. Capitalized terms not defined herein have the meanings set forth in the Rights Agreement.

          WHEREAS, the Company previously sold and issued an aggregate of 563,291 shares of Series A-2 Preferred pursuant to the terms of that certain Series A-2 Preferred Stock Purchase Agreement dated as of January 7, 2005 (the "Purchase Agreement"), by and among the Company and the persons and entities listed on Exhibit A-1 and Exhibit A-2 (First Subsequent Closing) at the Initial Closing (as defined in the Purchase Agreement) held on January 7, 2005, and a Subsequent Closing (as defined in the Purchase Agreement) held on January 14, 2005; and

         WHEREAS, in connection with the sale on the date hereof of [545,968] shares of Series A-2 Preferred (as defined in the Purchase Agreement) to certain new and existing investors of the Company, the Company and the Holders holding a sufficient number of shares of capital stock of the Company to amend the Rights Agreement desire to amend the Rights Agreement to (i) allow additional purchasers of the Company's Series A-2 Preferred at a Subsequent Closing (as defined in the Purchase Agreement) to become a party to the Rights Agreement and
(ii) extend the deadline for filing a registration  statement in accordance with
Section 2 of the Rights Agreement until April 30, 2005; and

         WHEREAS, Section 22(e) of the Rights Agreement provides that the provisions of the Rights Agreement may be amended upon the written consent of the Company and two-thirds in interest of the Holders.

         NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Investors agree as follows:

         1. Amendment to Section 22(e). Section 22(e) of the Rights Agreement is hereby amended to provide that Investors purchasing shares of Series A-2 Preferred in any Subsequent Closing pursuant to the Purchase Agreement may become a party to the Rights Agreement by signature of a counterpart signature page to the Rights Agreement and without any amendment of the Rights Agreement or any consent or approval of any other Investor.

         2. Amendment to Section 2(b). Section 2(b) of the Rights Agreement is hereby amended to provide that the registration statement the Company is required to file pursuant to Section 2 of the Rights Agreement shall be filed no later than April 30, 2005.

         3. Addition of Aggregation Provision. A new Section 22(i) is hereby inserted into the Rights Agreement. The new Section 22(i) shall read in its entirety as follows:

                  "(i) Aggregation. For the purposes of this Agreement, the number of shares of Registrable Securities held by a Holder shall include the holdings of any "affiliate" of such Holder (as defined in Rule 12b-2 under the Exchange Act), and such holdings shall be aggregated together."

         4. Effect of Execution of Amendment by Certain Investors. This Amendment, when executed and delivered by the Company and an Investor purchasing shares of Series A-2 Preferred at a Subsequent Closing held on or after the date hereof, shall also constitute and shall be deemed a counterpart signature page to the Rights Agreement. Consequently, the undersigned Investors purchasing shares of Series A-2 Preferred at a Subsequent Closing held on or after the date hereof hereby acknowledge and agree that they are bound by the terms and conditions contained in the Rights Agreement as amended by this Amendment with respect to the purchase of such shares.

         5. Governing Law. This Amendment shall be governed by and construed under the laws of the State of California, without reference to principles of conflicts of law. 6. Counterparts; Facsimile. This Amendment may be executed by facsimile signature and in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument. 7. Amendment. On and after the execution of this Amendment, each reference in the Rights Agreement to the Rights Agreement shall mean and be a reference to the Rights Agreement as modified by this Amendment.

                     [Remainder of Page Intentionally Blank]

         IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first above written.




                                        "COMPANY"

                                        OCCAM NETWORKS, INC.
                                        a Delaware corporation


                                        By:
                                              ----------------------------------
                                        Name:  Howard Bailey
                                        Title: Chief Financial Officer


        [Signature Page to Amendment No. 1 to Fourth Amended and Restated
                          Investors' Rights Agreement]

                                        "INVESTOR"

                                        Alta California Partners III, L.P.
                                        By:  Alta California Management
                                             Partners III, LLC


                                        By:
                                            ------------------------------------
                                            Director


                                        Alta Embarcadero Partners III, LLC


                                        By:
                                             -----------------------------------
                                             Manager



        [Signature Page to Amendment No. 1 to Fourth Amended and Restated
                          Investors' Rights Agreement]

                                        "INVESTOR"

                                        U.S.  Venture Partners VII, L.P.
                                        2180 Associates Fund VII, L.P.
                                        USVP Entrepreneur Partners VII-A, L.P.
                                        USVP Entrepreneur Partners VII-B, L.P.
                                        By Presidio Management Group VII, L.L.C.
                                        The General Partner of Each

                                        By:        _____________________________
                                        Name: Michael P. Maher
                                        Title: Attorney-In-Fact


                                        U.S.  Venture  Partners  V, L.P.
                                        USVP V International, L.P.
                                        2180 Associates Fund V, L.P.
                                        USVP V Entrepreneur Partners, L.P.
                                        By Presidio Management Group V, L.L.C.
                                        The General Partner of Each

                                        By:        _____________________________
                                        Name: Michael P. Maher
                                        Title: Attorney-In-Fact



        [Signature Page to Amendment No. 1 to Fourth Amended and Restated
                          Investors' Rights Agreement]

                                        "INVESTOR"


                                        Norwest Venture Partners VIII, L.P.
                                        By:  Itasca VC Partners VIII, LLP
                                        Its: General Partner

                                        By:
                                                   -----------------------------
                                        Name: Promod Haque
                                        Title: Managing Partner


                                        NVP Entrepreneurs Fund VIII, L.P.
                                        By:  Itasca VC Partners VIII, LLP
                                        Its: General Partner

                                        By:
                                                   -----------------------------
                                        Name: Promod Haque
                                        Title: Managing Partner


        [Signature Page to Amendment No. 1 to Fourth Amended and Restated
                          Investors' Rights Agreement]

                                        "INVESTOR"

                                        New Enterprise Associates 9, L.P.
                                        By: NEA Partners 9, L.P.
                                        Its: General Partner

                                        By:
                                                   -----------------------------

                                        Name:
                                                   -----------------------------

                                        Title:
                                                   -----------------------------


        [Signature Page to Amendment No. 1 to Fourth Amended and Restated
                          Investors' Rights Agreement]

                                        "INVESTOR"

                                        Tellabs Equity Holdings Corporation

                                        By:
                                                   -----------------------------

                                        Name:
                                                   -----------------------------

                                        Title:
                                                   -----------------------------


        [Signature Page to Amendment No. 1 to Fourth Amended and Restated
                          Investors' Rights Agreement]

                                        "INVESTOR"

                                        Crescent Venture Investors

                                        By:
                                                   -----------------------------

                                        Name:
                                                   -----------------------------

                                        Title:
                                                   -----------------------------



        [Signature Page to Amendment No. 1 to Fourth Amended and Restated
                          Investors' Rights Agreement]